

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
(t) 914-921-7733
(f) 914-921-2480
(e) gmaldonado@gabelli.com

March 11, 2015

Ms. Margaret S. Dano
Chairman of the Board
Superior Industries International, Inc.
24800 Denso Drive - Suite 225
Southfield, MI 48033

Dear Margaret:

GAMCO Asset Management Inc. ("GAMCO") is in receipt of the request made at the direction of your Board for representatives of Superior Industries International, Inc. ("Superior" or the "Company") to interview (in-person only) GAMCO's nominees for election as directors, Mr. Glenn J. Angiolillo, Mr. Philip T, Blazek and Mr. Walter M. Schenker, at Superior's 2015 Annual Meeting of Shareholders.

GAMCO is surprised that even though our nomination has been on record since February 3, 2015, it is only now that Superior has advised us of its demand to interview our nominees and has demanded that the interviews must be in person and all be held within a narrow three-day window in Van Nuys, CA. Superior representatives asked GAMCO on Saturday to coordinate all interviews for the upcoming Tuesday through Thursday.

According to Superior's public filings with the SEC, the Company's executive offices are located at 24800 Denso Drive, Suite 225, Southfield, MI, 48033. GAMCO does not understand why Superior's counsel has requested that nominee interviews should take place in Van Nuys, CA, which is no longer Superior's principle executive office. GAMCO would like to confirm that any interviews would take place at Superior's principle executive office.

GAMCO is concerned that Superior's choice to make the interviews so impractical is an indication that the Company is not considering in good faith a mutually agreeable resolution with GAMCO. GAMCO is prepared to make its nominees available for interviews once GAMCO and Superior have agreed on the framework of a settlement for the addition of shareholder representatives on the Board.

We also want to note our puzzlement and concern that Superior's legal advisors have asked us not to communicate with any of the directors or executives of the Company. We believe this is inappropriate. As shareholders of the Company, GAMCO should be allowed to communicate with the Company's directors who serve as shareholder representatives on the Board.

In addition, with respect to the Separation Agreement and Consulting Agreement between Superior and Mr. Steven J. Borick dated October 14, 2013, GAMCO would like to



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
(t) 914-921-7733
(f) 914-921-2480
(e) gmaldonado@gabelli.com

confirm that the agreements terminate on April 28, 2015, and that no new agreements have been negotiated. Additionally, GAMCO is requesting whether an agreement exists with Mr. Borick to vote any shares of Superior common stock controlled by him in favor of Superior's slate of directors at the 2015 annual meeting.

Lastly, with respect to Superior's corporate aircraft; GAMCO would like for you to refresh our understanding of the "aircraft" mentioned in Superior's March 10, 2015, press release.

Sincerely,

George Maldonado
Director of Proxy Voting Services